[COMPANY LETTERHEAD]

March 10, 2010

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Mail Stop 3030

100 F Street N.E.

Washington, DC 20549

Attention: Jeff Jaramillo, Accounting Branch Chief

Dear Mr. Jaramillo:

OmniVision Technologies Inc. — Annual Report on Form 10-K

for the fiscal year ended April 30, 2009 — Filed July 1, 2009 — File No. 000-29939

We write in response to comments from the staff of the Securities and Exchange Commission (the “Staff”) received by facsimile dated February 24, 2010 relating to the Annual Report on Form 10-K filed by OmniVision Technologies Inc. (the “Company”) for its fiscal year ended April 30, 2009 (the “Form 10-K”.)

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Capitalized terms used but not defined herein have the meanings ascribed to them in the Form 10-K.

* * * * * * * *

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 42

Results of Operations, page 55

1.              We note that your fiscal year 2009 revenue has decreased by approximately 37% as compared to the previous year and that the decrease in 2009 revenue compared to 2008 revenue was due to a decrease in unit sales of your image sensor products across all categories and a decline in your ASP’s. In light of the material decline in revenue for fiscal year 2009 as compared to the prior year, your MD&A disclosure appears broad and does not provide a thorough analysis that provides readers a view of the company through the eyes of management. When individual line items disclosed in your statements of operations, significantly fluctuate in comparison to the comparable prior period, please quantify, and disclose the nature of each item that caused the significant change. For example, please quantify each material factor (i.e. such as price changes and / or volume changes by type of product), disclose separately the effect on operations attributable to each factor causing the aggregate change from year to year and disclose the nature of or reason for each factor causing the aggregate change. The analysis should reveal

Securities and Exchange Commission	March 10, 2010

underlying material causes of the factors described and any future impact on operating results. Please incorporate the above comment to all of the disclosures in the analysis of your results of operations in MD&A. As part of your response, please provide us with your proposed disclosure to include in future filings that addresses our concerns. See Item 303 of Regulation S-K and FR-72 for guidance.

We acknowledge the Staff’s comments, and in future filings, we will expand our discussion of significant fluctuations in individual line items in our Statements of Operations to more clearly disclose the underlying nature of each material item that caused such changes and future impact, if any, on our operating results. For example, our proposed disclosure related to changes in revenues as presented in our discussion under “Results of Operations” in our Quarterly Report on Form 10-Q for our quarter ended January 31, 2010, which we expect to file on March 12, 2010, is as follows:

“Revenues

We derive substantially all of our revenues from the sale of our image-sensor products that are used in a wide variety of consumer and commercial mass-market applications including mobile phones, notebooks and personal computers, security and surveillance cameras, DSCs, entertainment devices, automotive and medical products. Revenues for the three months ended January 31, 2010 increased by 96.1% to $156.9 million from $80.0 million for the three months ended January 31, 2009. The increase in revenues was due to a 136.7% increase in unit sales of our image-sensor products, reflecting a recovery in product demand from the prior year period, when the economic downturn had negatively affected such demand. The increase in revenues was more than offset a 17.5% decrease in our average selling prices, or ASPs, a result of competitive pricing pressures.”

Contractual Obligations and Commercial Commitments, page 64

2.              Reference is made to the noncancelable orders in the amounts of $42,279 as of April 30, 2009, as reported on page 64 and $83,521 as of October 31, 2009, as reported in Form 10-Q filed on December 10, 2009. In this regard, please provide us with and revise your future filings to disclose the nature, terms, and obligations of these noncancelable orders. Additionally, tell us how you account for these noncancelable orders, supported by the applicable accounting literature used by you.

Our “noncancelable orders” represent outstanding purchase orders that we have placed with our suppliers at period-ends, most notably with Taiwan Semiconductor Manufacturing Company Limited (“TSMC”), from whom we purchase a substantial portion of our wafers. The image sensor fabrication process is complicated with long delivery lead times, typically 12 to 14 weeks. Our suppliers must prepare materials that are unique to us at the beginning of the fabrication process. Accordingly, we are precluded from canceling our orders once placed and the production process has begun. We supplementally advise the Staff that the increase in our outstanding purchase orders between October 31, 2009 and April 30, 2009 was driven by a recovery in the economy and our business. We needed to prepare more products to satisfy an increasing demand during this time frame.

Securities and Exchange Commission	March 10, 2010

We account for these noncancelable orders under FASB Concepts Statement No. 5, “Recognition of Changes in Assets and Liabilities,” specifically paragraph 88, where we would not record any liability in our accounts until our supplier has completed its manufacturing process and allowed us take title to the finished product; at which point, we would record the payment obligation and a corresponding increase in inventory. However, due to the long lead time discussed above, the dynamic nature of the markets in which we operate can result in changes in levels of demand for certain of our products while they are still being fabricated. As a consequence, it is difficult to estimate product demand, which may result in a need to increase inventories, that may ultimately be in excess of future period demand. When we do experience an excess inventory build, we consider inventory that is currently in the production cycle, and establish the provision, accordingly. Under such conditions, we follow the guidance regarding accounting for inventory as promulgated under FASB ASC 330-10-35-17 and ASC 330-10-35-2, and record an adverse purchase commitment; i.e., we would record the payment obligation as a current liability and write-off the corresponding amount to cost of revenues, similar to a provision for excess inventory.

In response to the Staff’s request, we will expand our disclosure under Contractual Obligations and Commercial Commitments in future filings to include the following footnote to our table of contractual obligations and commercial commitments:

“ (2)     Noncancelable orders represent outstanding purchase orders that we have placed with our suppliers at period-ends. The lead time for delivery is long, typically 12 to 14 weeks, and suppliers must prepare unique materials for us at the beginning of the fabrication process. Accordingly, we are precluded from cancelling our orders once placed and the production process has begun.”

Critical Accounting Policies and Estimates, page 49

Valuation of Financial Instruments, page 53

3.              We note that with regard to quoted prices in markets that are not active, or other observable and market-corroborated inputs, you review the inputs for reasonableness, and may further adjust the fair value based on market indices or other information that management deems material to the fair value estimates. Please tell us and revise future filings to disclose the methods you use to review the inputs for reasonableness, the nature and extent to which you adjust values and the nature of the additional information your review. Please also tell us how this analysis and adjustment is consistent with the policy you discuss in footnote 11.

While our critical accounting policy states that for quoted prices in markets that are not active we review the inputs for reasonableness and may further adjust such fair values based on market indices or other information management deems material, we supplementally advise the staff that for fiscal 2009 as well as for the nine months ended January 31, 2010 our

Securities and Exchange Commission	March 10, 2010

portfolio of financial instruments was comprised almost entirely of investments in financial instruments in active markets.  To value these investments, we use quoted prices and did not make any material adjustments.

In addition, the Company has two interest rate swaps for which we obtained fair value quotes from the counter-party, which effectively represent the amount for which the interest rate swaps could be closed out. To corroborate the counter-party quotes, we calculated the present values of the expected cash flows by using observable market interest rate curves that were commensurate with the terms of the interest rate swaps.  In accordance with FASB ASC 820-10-55-5 (SFAS No. 157, paragraph 15), we also considered the fair value of the liability for any nonperformance risk associated with the Company. Historically however, this adjustment has not been material to our results of operations, the value of the swap, or to our total financial assets and liabilities.  We believe this process is consistent with our disclosure in the Critical Accounting Policy section of our filings on Form 10-K.

We acknowledge the Staff’s request, and in future filings we will expand our disclosure in our Fair Value Measurements footnote to include the following:

“For the Company’s interest rate swaps, the Company obtains fair value quotes from the issuing bank and assesses the quotes for reasonableness by comparing them to the present values of expected cash flows. The present value approach is based on observable market interest rate curves that are commensurate with the terms of the interest rate swaps. The carrying value represents the fair value of the swaps, as adjusted for any non-performance risk associated with the Company.”

Financial Statements, page 70

Note 5 — Long-Term Investments, page 90

4.              We note from your disclosure that on January 1, 2007 you assumed responsibility for logistics management services previously provided to you by VisEra. As a consequence of this change, you concluded that you were no longer the primary beneficiary of the VisEra joint venture and VisEra would cease to be a VIE as defined under FIN 46(R), and as a result you deconsolidated VisEra as of January 1, 2007. In this regard, please fully explain to us in greater detail how the above change met the criteria outlined in FASB ASC 810-10-25-4 (paragraph 7 of FIN 46(R)). Also, fully explain to us why you are no longer the primary beneficiary and why VisEra is no longer a VIE, as defined under FASB ASC 810-10-15 and 810-10-25 (paragraph 5,6, 14 and 15 of FIN 46(R)). We may have further comment upon receipt of your response.

VisEra was formed in October 2003 as a 50-50 joint venture between OmniVision and Taiwan Semiconductor Manufacturing Company (TSMC) (the “Parties’). In its early stages, VisEra provided logistics management services solely to us and was adequately capitalized to sustain its operations.

Securities and Exchange Commission	March 10, 2010

Although the intent at its inception was for VisEra to obtain other customers, a key consideration in our determination of the existence of a variable interest and ultimately in our consolidation of VisEra was the fact that we were VisEra’s only customer and had set the pricing for the services they provided us.

In January 2007, the Parties entered into an amended agreement that expanded VisEra’s scope of operations such that VisEra could now provide color filter manufacturing services to us and other customers of TSMC. The Parties agreed to inject additional equity into VisEra over and above that which had been previously agreed upon. In addition, the Parties agreed to transfer the logistics management back to us thereby eliminating the only vehicle through which we controlled VisEra’s pricing.

VisEra met the reconsideration events in FASB ASC 810-10-25-4 (paragraph 7 of FIN 46(R)) upon the signing of the amended agreement in January 2007. This agreement expanded VisEra’s scope of operations and changed the governing documents to allow for additional capital injection over what had initially been anticipated. Therefore the Company then reconsidered the criteria for VIE classification.

VisEra neither had debt nor required any additional subordinated financial support to carry out its current and future operations but instead would be relying on its equity capital and its own cash flows from operations to fund its ongoing operations. These sources of funds were deemed sufficient to fund its operations. As such, the VIE requirement in FASB ASC 810-10-15-14 (paragraph 5(a) of FIN 46(R)) was not met.

Similarly, the VIE requirement in FASB ASC 810-10-15-14 (paragraph 5(b) of FIN 46(R)) was not met since over 90% of VisEra’s equity at risk was owned by the Parties and VisEra’s Board of Directors was controlled by the Parties’ representatives. Therefore the Parties had the ability to make significant decisions affecting VisEra’s success. In addition, the Parties are not protected from VisEra’s expected losses and neither are they guaranteed a return by VisEra or any parties related to VisEra. Finally, the Parties have the right to share in the residual returns of VisEra.

The purchase of additional shares by a third party investor decreased the Parties’ respective ownership percentages to just under 50%. In addition, the Parties are still required to have an equal interest in VisEra, and share its profits or losses proportionately, along with the third party investor. The decrease in our ownership coupled with the termination of the logistics management arrangement eliminated the only arrangement through which we could control VisEra’s pricing (thereby placing the economics in our favor) and caused the Company to fall below 50% of the economics required to meet FASB ASC 810-10-15-14 (paragraph 5(c)(i) of FIN 46(R)). We had no other arrangements with VisEra that would cause the economics to approach 50%.

Given the absence of a long term supply arrangement with VisEra and the existence of the other business relationships that VisEra now had, we concluded that the “substantially all” criteria in FASB ASC 810-10-15-14 (paragraph 5(c)(ii) of FIN 46(R)) was no longer met. In addition, the pricing of the Company’s color filter manufacturing arrangement with VisEra is at current market prices.

Securities and Exchange Commission	March 10, 2010

As a result of the foregoing, the Company concluded that VisEra was no longer a VIE, and accordingly, the determination of the primary beneficiary was unnecessary. Consequently, the Company deconsolidated VisEra.

Note 7 — Goodwill and Intangible Assets, page 94

Goodwill, page 94

5.              We note your disclosure that you determined the fair value of the enterprise by using a present value technique, based in part, upon an independent valuation. Please describe to us the nature and extent of the role played by the valuation firm in determining the amounts included in your financial statements and clarify the extent to which any statements are attributed to the valuation firm as opposed to your management. In this regard, we also refer you to the guidance provided in Question 141.02 of the Compliance and Disclosure Interpretations on Securities Act Sections, which can be found at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm, which explains the circumstances under which a valuation firm would be named and its consent included in registration statements, including those into which you incorporate your Form 10-K by reference.

In October 2008, our stock market capitalization decreased to $402.1 million, which was significantly below the net book value of our company of $513.7 million. The net book value of our company on our consolidated financial statements substantially exceeded the valuation of our company by the financial markets. The significant difference between the market capitalization and our net book value indicated that the implied fair value of our goodwill was zero and therefore the carrying value of our goodwill was fully impaired. Consequently, as of October 31, 2008, we recorded a goodwill impairment charge to write off the balance of goodwill.  The Company has a single reporting unit. To further validate the fair value of our reporting unit as determined by management, we engaged a third party expert to derive an independent valuation of the Company, which corroborated our conclusion.

Therefore, we did not rely solely on the result provided by the valuation firm but simply used them to validate our conclusions. As a result, we believe that we are in compliance with the guidance as provided in Question 141.02 of the Compliance and Disclosure Interpretations.

Intangible Assets, page 94

6.              We see from your disclosure that you again tested your long-lived assets for impairment at the end of fiscal 2009 and you concluded that there were insufficient factual circumstances that would warrant further impairment analysis on your long-lived assets. Please explain to us the results of your analysis and provide us with a summary of material relevant facts, assumptions, and estimates you considered in this impairment analysis on an individual asset group basis. Please tell us at what point you stopped your analysis and the further details regarding your conclusion that there were insufficient factual circumstances regarding any determination of impairment.

Securities and Exchange Commission	March 10, 2010

At year-end, we first assessed our business to see if there were new events or changes in circumstances since our test in October  2008 before we would test the long-lived assets for impairment again. We noted that that there were no impairment indicators, such as those outlined in ASC 360-10-35-21 that existed as of April 30, 2009. For example, as of April 30, 2009, our market capitalization had recovered substantially, to approximately $476 million. Also, our financial outlook continued to significantly improve and we were projecting a return to profitability in fiscal 2010 as compared to our reported loss of $37.2 million for fiscal 2009. Consequently, we did not test our long-lived assets for impairment again at the end of fiscal 2009.

Note 16 — Segment and Geographic Information, page 111

7.              We note your disclosure on page 55 that there was a decrease in unit sales of your image sensor products across all product categories. Please tell how many different product categories you have and tell us why you do not disclose revenue by product as specified in FASB ASC 280-10-50-40 (paragraph 37 of SFAS 131).

We derive substantially all of our revenues from the sale of image-sensor products which we consider to constitute one product category comprised of one group of similar products with different image resolution categories. Consequently, we believe that we are reporting in compliance with FASB ASC 280-10-50-40.

Item 11. Executive Compensation, page 119

8.              Refer to your disclosure under “Fiscal 2009 Incentive Plan” on page 44 of your definitive proxy statement which you incorporate by reference. In future filings, please disclose the corporate performance targets to be achieved in order for your executive officers to earn their performance awards. Alternatively, tell us why you believe that the disclosure of such information on a historical basis would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b).

For fiscal 2010, our board of directors decided not to adopt an incentive plan with corporate performance targets similar to our Fiscal 2009 Incentive Plan.  Accordingly, there are no historical corporate performance targets for us to disclose in our upcoming proxy statement for our fiscal 2010 annual meeting of stockholders.  In the event that in the future our board of directors or compensation committee adopts another incentive plan that includes corporate performance targets, we will make a determination of whether disclosure of such information on a historical basis would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b). If not, we will disclose such information as required.

9.              We note that you do not disclose in your “Grants of Plan-Based Awards” table the threshold, target, and maximum payouts for your grant of performance share awards or awards that could have been made under the Fiscal 2009 Incentive Plan. In your future filings, please disclose the threshold, target, and maximum amounts payable for your relevant equity or non-equity incentive compensation plans.

Securities and Exchange Commission	March 10, 2010

As noted in our response to the Staff’s comment number eight above, our board of directors has discontinued our Fiscal 2009 Incentive Plan, or similar incentive plans, for fiscal 2010.  In addition, in fiscal 2010, we did not grant any performance share awards to our executive officers.  In the future, if our board of directors adopts an equity or non-equity incentive plan that includes threshold, target and/or maximum payouts, we will include the required disclosures in our proxy statement’s compensation tables.

In response to the Staff’s request, the Company acknowledges that:

(i)	the Company is responsible for the adequacy and accuracy of the disclosure in its filing;
(ii)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and
(iii)	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please acknowledge receipt of this letter by stamping the enclosed duplicate of this letter and returning it to Wilson Sonsini Goodrich & Rosati, P.C., the Company’s counsel, in the envelope provided.

Please direct any further questions or comments to me at (408) 653-3139, or to our Vice President of Global Management and General Counsel, Ms. Y. Vicky Chou at (408) 567-3005.

Sincerely,

OmniVision Technologies, Inc.

/s/ Anson Chan
Anson Chan
Vice President Finance and Chief Financial Officer